N E W S R E L E A S E

November 22, 2016

Nevsun Reports Lower Zone Drill Results at Timok

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (“Nevsun” or the “Company”) is pleased to announce new assay results from drilling of the Lower Zone at the Company’s Timok copper-gold project (“Timok Project”).

HIGHLIGHTS

  New porphyry copper intersections include:
    TC150073 / TC160073B:  686.0m @ 0.89% Cu, 0.16g/t Au from 1,104m;
      including 280.0m @ 1.11% Cu, 0.18g/t Au
      and 102.0m @ 1.00% Cu, 0.17g/t Au
      and 58.0m @ 1.26% Cu, 0.28g/t Au
      and 60.0m @ 1.16% Cu, 0.16g/t Au
    TC150075:  717.3m @ 0.65% Cu, 0.16g/t Au from 1,502m;
      including 214.0m @ 1.00% Cu, 0.24g/t Au
      and 24.0m @ 1.00% Cu, 0.30g/t Au
  Example historic intersections include:
    TC150060:   835.0m @ 0.92% Cu, 0.22g/t Au from 1,258m
    TC140054/54A:  705.8 @ 0.91% Cu, 0.26g/t Au from 1,498m
  Further drilling ongoing with a target of 67,000m of step-out and infill drilling
  Drilling estimated to be completed in late 2017 with a maiden resource to follow
  Near vertical holes designed to intersect the porphyry mineralization at 90 to 100% of true width

Nevsun CEO Cliff Davis commented, “The assays reported today demonstrate the tremendous potential of the Timok Lower Zone mineralization.  These holes were drilled prior to the Company acquiring its interest in the Timok Project and were recently assayed.  With our joint venture partner, Freeport-McMoRan, we have embarked on a $20 million drilling program focused on the Lower Zone porphyry.  The results from these holes will be used, along with historical and ongoing drilling, to generate a maiden resource for the Lower Zone.”

Timok Copper-Gold Project

The Timok Copper-Gold Project is located in eastern Serbia near the Bor mining and smelting complex. The Project is focussed on the Cukaru Peki (“Timok”) deposit which includes the high grade Upper Zone, characterized by massive and semi-massive sulphide mineralization and the Lower Zone, characterized by porphyry-style mineralization.

This news release is solely about the Lower Zone. For recent information on the Upper Zone, please refer to the Company’s news release dated October 17, 2016.

Lower Zone

The Lower Zone consists of porphyry-type mineralization characterized by chalcopyrite-pyrite and occasional bornite and molybdenite occurring as disseminations and within quartz and quartz-magnetite stockwork veinlets. Anhydrite veins are common. Within the Lower Zone, porphyry-type potassic alteration is preserved locally but generally overprinted by sericite-clay, argillic and locally advanced argillic alteration. The latter overprinting also locally brings covellite-pyrite mineralization. The host rocks are predominantly volcanic andesite and andesite breccias. The geometry of the Lower Zone remains to be fully defined.  Its top is about 700 metres below surface and has been traced down to depths in excess of 2,000 metres.  The $20 million drill program is currently being undertaken to enable an initial resource to be calculated for portions of the zone.

Table 1: 2015 Timok Lower Zone Drilling Results (reported in this release)

HOLE ID	From	To	Length (m)	Cu %	Au g/t
TC150073 and TC150073B Extension	1,104.0	1,790.0	686.0	0.89	0.16
including	1,108.0	1,388.0	280.0	1.11	0.18
and	1,426.0	1,528.0	102.0	1.00	0.17
and	1,566.0	1,624.0	58.0	1.26	0.28
and	1,694.0	1,754.0	60.0	1.16	0.16
TC150075	1,502.0	2,219.3	717.3	0.65	0.16
including	1,744.0	1,958.0	214.0	1.00	0.24
and	2,050.0	2,074.0	24.0	1.00	0.30
TC150098	No significant values

Holes are drilled near vertically and approximately perpendicular to the top of the porphyry zone and are estimated to be between 90 and 100% of true thickness.

Table 2: Significant Historical Timok Lower Zone Drilling Results

HOLE ID	From	To	Length (m)	Cu %	Au g/t
FMTC 1210	1,026.0	1,248.0	222.0	0.23	0.11
and	1,469.0	1,864.0	395.0	0.30	0.09
FMTC1214	1,082.0	1,286.0	204.0	1.49	0.24
FMTC1218	1,253.0	1,952.0	699.0	0.75	0.23
including	1,351.0	1,802.0	451.0	0.91	0.26
FMTC1219	839.0	1,572.9	733.8	0.75	0.10
including	987.5	1,219.0	231.5	1.16	0.11
FMTC1327	1,146.0	1,952.0	806.7	0.59	0.22
including	1,709.0	1,863.0	154.0	0.95	0.28
FMTC1328	766.0	1,668.0	902.0	0.65	0.14
including	1,130.0	1,361.0	231.0	1.07	0.18
FMTC1332	1,136.0	1,425.0	289.0	0.90	0.17
and	1,839.0	2,160.3	321.3	0.73	0.18
FMTC1334	866.6	1,475.3	608.7	0.68	0.16
FMTC1335	1,209.0	1,680.6	471.6	0.41	0.22
FMTC1340	705.0	1,144.0	439.0	0.71	0.14
TC140054/54A	1,498.0	2,203.8	705.8	0.91	0.26
including	1,826.0	2,012.0	186.0	1.20	0.35
TC150060	1,258.0	2,093.8	835.8	0.92	0.22
including	1,622.0	1,776.0	154.0	2.02	0.45
TC150060A	1,332.0	2,082.0	750.0	0.30	0.06
including	1,502.0	1,604.0	102.0	0.63	0.15
TC150066	750.0	1,108.0	358.0	0.51	0.08
and	1,128.0	1,196.0	68.0	0.45	0.09

Holes are drilled near vertically and approximately perpendicular to the top of the porphyry zone and are estimated to be between 90 and 100% of true thickness.   Results previously reported by Reservoir Minerals on April 14, 2016.

Table 3: Collar Details

Quality Assurance

Drill core samples were collected in accordance with protocols that are compatible with accepted industry procedures and best practice. The Company conducts its own analysis of QAQC generated by the systematic inclusion of certified reference materials, blank samples and duplicate samples. The analytical results from the quality control samples have been evaluated and have been demonstrated to conform to best practice standards.

Mr. Peter Manojlovic, P.Geo., Nevsun’s VP Exploration, is a Qualified Person as defined by NI 43-101.  Mr. Manojlovic has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, ”hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that are more fully described in the Company’s Management Information Circular dated May 18, 2016, and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

Figure 1: Surface drill plan showing significant Lower Zone intersections

Legend
New hole reported today
Other hole
Upper Zone ≥12% Cu*
Upper Zone ≥1% Cu*
Lower Zone significant historical assay**
Lower Zone new assay**
* Projected vertically to surface
** Labeled with composite assay. Number in brackets is vertical thickness. NC = not calculated
TC150098
TC150075:
717.3m (NC) @ 0.65% cu, 0.16 g/t Au
Incl. 214.0m (NC) @ 1.00% Cu, 0.24 g/t Au
and 24.0m (NC) @ 1.00% Cu, 0.30 g/t Au
FMTC1332:
289.0m (286.4m) @ 0.90% Cu, 0.17 g/t Au
FMTC1332:
321.3m (319.5m) @ 0.73% Cu, 0.18 g/t Au
Incl. 173.9m (173.1m) @ 0.90% Cu, 0.18 g/t Au
TC140054 and TC140054A:
705.8 (695.0m) @ 0.91% Cu, 0.26 g/t Au
Incl. 186.0 (185.3m) @ 1.20% Cu, 0.35 g/t Au
TC150075
TC150073 and TC160073B:
686.0m (NC) @ 0.89% Cu, 0.16 g/t Au
Incl. 280.0m (NC) @ 1.11% Cu, 0.18 g/t Au
and 102.0m (NC) @ 1.00% Cu, 0.17 g/t Au
and 58.0m (NC) @ 1.26% Cu, 0.28 g/t Au
and 60.0m (NC) @ 1.16% Cu, 0.16 g/t Au
FMTC1340:
439.0m (437.2m) @ 0.71% Cu, 0.14 g/t Au
Incl. 45.4m (45.2m) @ 0.96% Cu, 0.22 g/t Au
and 23.4m (23.3m) @ 1.07% Cu, 0.14 g/t Au
and 35.0m (34.0m) @ 0.99% Cu, 0.13 g/t Au
and 91.9m (91.5m) @ 0.94% Cu, 0.19 g/t Au
FMTC1335:
471.6m (471.6m) @ 0.41% Cu, 0.22 g/t Au
Incl. 72.6m (72.6m) @ 0.89% Cu, 0.34 g/t Au
FMTC1334:
608.7m (608.7m) @ 0.60% Cu, 0.16 g/t Au
Inc. 22.3M (22.3m) @ 1.17% Cu, 0.12 g/t Au
and 17.0m (17.0m) @ 1.13% Cu, 0.35 g/t Au
and 40.0m (40.0m) @ 1.05% Cu, 0.22 g/t Au
and 67.9m (67.9m) @ 0.87% Cu, 0.29 g/t Au
Section 4876416 N
TC150060A:
750.0m (707.24m) @ 0.30% Cu, 0.06 g/t Au
Incl. 102.0m (96.19m) @ 0.63% Cu, 0.15g/t Au
FMTC1218:
699.0m (699.0m) @ 0.75%Cu, 0.23 g/t Au
Incl. 451.0m (451.0m) @ 0.91% Cu, 0.26 g/t Au
FMTC1219:
733.8m (733.8m) @ 0.75% Cu, 0.10 g/t Au
Incl. 231.5m (231.5m) @ 1.16% Cu, 0.11 g/t Au
and 61.1m (61.1m) @ 0.87% Cu, 0.15 g/t Au
FMTC1328:
902.0m (902.0m) @ 0.65% Cu, 0.14 g/t Au
Incl. 231.0m (231.0m) @ 1.07% Cu, 0.18 g/t Au
TC150073, 73A
TC160073B
FMTC1210B:
222.0 (222.0m) @ 0.23% Cu, 0.11 g/t Au
Incl. 21.0m (21.0m) @ 0.58% Cu, 0.19 g/t Au
TC150060:
835.8m (834.75) @ 0.92%Cu, 0.22 g/t Au
Incl. 154.0m (153.81m) @ 2.02%Cu, 0.45 g/t Au
Incl. 31.8m (31.76m) @ 2.35% Cu, 0.51 g/t Au
FMTC1214:
204.0 (200.9m) @ 1.49% Cu, 0.24 g/t Au
Incl. 20.5m (20.2m) @ 2.53% Cu, 0.32 g/t Au
and 59.8m (58.9m) @ 2.29% Cu, 0.40 g/t Au
FMTC1210B:
395.0 (395.0m) @ 0.30% Cu, 0.09 g/t Au
FMTC1327:
806.7m (806.7m) @ 0.59% Cu, 0.22 g/t Au
Incl. 154.0m (154.0) @ 0.95% Cu, 0.28 g/t Au
Section 4876127 N
TC150064:
6.0m (5.95m) @ 1.55% Cu, 9.35 g/t Au
TC150066:
358.0m (353.68m) @ 0.51% Cu, 0.08 g/t Au
Incl. 40.0m (39.53m) @ 1.03% Cu, 0.16 g/t Au
TC150056:
68.0m (67.13m) @ 0.45% Cu, 0.09 g/t Au
NEVSUN RESOURCES LTD.
Cukaru Peki, Serbia
SURFACE DRILL PLAN and SIGNIFICANT LOWER ZONE INTERSECTIONS
MGI Balkans Zone 7
11-Nov-2016

Figure 2: Vertical section 4876127N showing results for holes TC150073 and TC160073B

7590500 E
4876000 N
7591000 E
7591500 E
500 m RL
0 m RL
-500 m RL
-1000 m RL
-1500 m RL
IEBCP-1
IEBCP-2
FMTC1218
TC130051
TC140052
FMTC1211
TC150073
TC160073B
FMTC1336
FMTC1329
TC130051
TC140052
IEBCP-1
IEBCP-2
TC140052
TC130051
FMTC1329
FMTC1336
FMTC1211
TC150073 & TC160073B
686.0m @ 0.89% Cu, 0.155 g/t Au
Incl. 102.0m @ 1.00% Cu, 0.17 g/t Au
and 58.0m @ 1.26% Cu, 0.28 g/tAu
and 60.0m @ 1.16% Cu, 0.16 g/t Au
FMTC 1218
699.0m @ 0.75% Cu, 0.23 g/t Au
Incl. 451.0m @ 0.91% Cu, 0.26 g/t Au
TC150073
TC160073B
FMTC1218
Assay Samples
Cu%
≥1.00
0.80 - 0.99
0.50 - 0.79
0.30 - 0.49
<0.30
Au g/t
≥ 0.70
0.50 - 0.70
0.20 - 0.49
0.10 - 0.19
<0.10
Cu on left side of hole
Au on right side of hole
0 100 200 300 400 500
Meters
1000 mX
NEVSUN RESOURCES LTD.
Cukaru Peki, Serbia
VERTICAL SECTION
4876127 N ± 100 m
(Looking 340°)
13-Nov-2016

Figure 3: Vertical section 4876416N showing results for hole TC150075

500 mX
7590500 E
1000 mX
7591000 E
4876500 N
1500 mX
7591500 N
500 m RL
0 m RL
-500 m RL
-1000 m RL
-1500 m RL
TC140054
TC150054A
TC150075
Assay Samples
Cu%
Au g/t
≥1.00
0.80 - 0.99
0.50 - 0.79
0.30 - 0.49
<0.30
≥ 0.70
0.50 - 0.70
0.20 - 0.49
0.10 - 0.19
<0.10
Cu on left side of hole
Au on right side of hole
TC150075
717.3m @ 0.65% Cu, 0.16 g/t Au
Incl. 214.0m @ 1.00% Cu, 0.24 g/t Au
and 24.0m @ 1.00% Cu, 0.30 g/t Au
TC140054
TC140054 / 150054A
705.8m @ 0.91% Cu, 0.26 g/t Au
Incl. 185.3m @ 1.20% Cu, 0.35 g/t Au
TC150054A
TC150075
0 100 200 300 400 500
Meters
NEVSUN RESOURCES LTD.
Cukaru Peki, Serbia
VERTICAL SECTION
4876416 N ± 100 m
(Looking 340°)
13-Nov-2016